Exhibit H Form of Notice

     1.   News Digest

ALLEGHENY ENERGY, INC., ET AL. A notice has been issued giving interested persons until December __, 2001, to request a hearing on a proposal by Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, Allegheny Energy Service Corporation, a wholly owned service company subsidiary of Allegheny, The Potomac Edison Company, a utility subsidiary of Allegheny, and Allegheny Ventures, Inc., a non-utility subsidiary of Allegheny (collectively, the "Applicants"), for: Potomac Edison to transfer certain non-utility property to Allegheny Ventures; Allegheny Ventures to form one or more special purpose subsidiaries and / or enter into one or more joint ventures for the purpose of developing said property; and for Allegheny to invest up to $50 million in the form of capital contributions, loans, or guarantees.

     2.   Notice

Allegheny Energy, Inc. et al. (70-____)

           Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), and Allegheny Energy Service Corporation, a wholly owned service company subsidiary of Allegheny, The Potomac Edison Company, a utility subsidiary of Allegheny, and Allegheny Ventures, Inc., a non-utility subsidiary of Allegheny (collectively, the "Applicants"), all located at 10435 Downsville Pike, Hagerstown, MD, 21740-1766, have filed this application - declaration pursuant to Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act, and Rules 45, 53, 54, 90, and 91under the Act, seeking authority for: Potomac Edison to transfer certain non-utility property to Allegheny Ventures; Allegheny Ventures to form one or more special purpose subsidiaries and / or enter into one or more joint ventures for the purpose of developing said property; and for Allegheny to invest up to $50 million in the form of capital contributions, loans, or guarantees.

     Friendship Technology Park property is an approximately 400-acre parcel of land located adjacent to Potomac Edison's and Allegheny's corporate headquarters in Hagerstown, Maryland. Friendship Technology Park has never been included in Potomac Edison's rate base. In 1967, Potomac Edison moved its corporate headquarters from downtown Hagerstown to its current location on the Downsville Pike. In an effort to consolidate and centralize its general office operations, Potomac Edison purchased approximately 200 acres in addition to the 48.63 acres used for the general office site. It was anticipated that many ancillary services and other utility uses would naturally spin-off from the headquarters location. This course of events, however, did not evolve. In the mid-1980's it became evident that most of the original proposed uses were no longer feasible. Potomac Edison decided to use the acreage for economic development purposes. The business park concept was proposed and eventually refined to a campus-style business and technology park, including but not limited to, research and development businesses and educational institutions. At this time, Potomac Edison purchased an additional parcel of approximately 60 acres. In 1999 and 2000, Potomac Edison purchased approximately two parcels of land, totaling about 142.5 acres, adjacent to the Friendship Technology Park. These parcels were purchased to protect and exchange the value and potential of the Technology Park. These parcels are currently zoned agricultural, but most of the previously-owned land has been rezoned to planned industrial, based on several extensive land-use studies, which were conducted to determine the property's highest and best use. It is anticipated that the two new parcels will also be rezoned to planned industrial. Friendship Technology Park has not yet realized its full potential value due to several factors, including the lack of infrastructure.

      The book value of the Friendship Technology Park property as of June 30, 2001 was $5.5 million ($5,497,071). The transfer between Allegheny Ventures and Potomac Edison will be at-cost pursuant to Rules 90 and 91. In exchange for the transfer Allegheny Ventures propose to issue a note to Potomac Edison at the book value. Applicants are of the view that the transfer of the Friendship Technology Park to Allegheny Ventures would allow more effective management and use of this real estate.

      Applicants also seek authority through December 31, 2005, for Allegheny to directly or indirectly invest up to $50 million in Allegheny Ventures or the to-be-formed special purpose entities. Investments will be in the form of capital contributions from Allegheny to Allegheny Ventures or through open account advances, guarantees, lines of credit, and/or loans, directly or indirectly, to Allegheny Ventures or the to-be-created special purpose subsidiaries. Applicants intend that any loans and guarantees would be on the same
terms   and   conditions  as  previously  approved   by   the
Commission. Allegheny's investment of $50 million in the above-described activities would be as compared to Allegheny total capitalization, which, as of June 30, 2001 was approximately $7.4 billion.

      For  the twelve (12) months ended June 30, 2001,
Allegheny's  gross revenues and net income were approximately
$6.91 billion and $336.8 million, respectively.